FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2004

                        Commission File Number: 001-14944


                           Mad Catz Interactive, Inc.
                               (Registrant's name)

          181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7, Canada
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X  Form 40-F
                               ---           ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes     No  X
                               ---    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits
--------

Exhibit 1     Press Release dated June 10, 2004 issued by Mad Catz Interactive,
              Inc.

                                                                       Exhibit 1

Mad Catz Reports Record Annual Sales and Profitable Fourth Quarter; Fiscal 2004 Net Sales Reach $102.1 Million, Up 11.4%


    SAN DIEGO--(BUSINESS WIRE)--June 10, 2004--

   Fourth Quarter Net Income Rises to $0.5 Million from $0.1 Million
                          Prior Year Quarter


Conference Call:         Today, June 10, at 11:00 a.m. EDT
Dial-in numbers:         800/847-8131 (US and CAN) or 212/676-5273
                         (International)
Webcast:                 www.madcatz.com (Select "Investors")
Replay Information:      See release text


    Mad Catz Interactive, Inc. ("Mad Catz") (AMEX/TSE: MCZ), the world's leading third party video game accessory provider, today announced financial results for the three and twelve month periods ended March 31, 2004.
    Net sales for the year ended March 31, 2004 increased 11.4% to $102.1 million from $91.7 million during fiscal 2003, with gross profit increasing 10.1% to $23.1 million from $21.0 million, in fiscal 2003. The gross profit margin was 22.6% for fiscal 2004, consistent with the prior year at 22.9%. For fiscal 2004, selling expenses increased to $11.0 million, or 10.8% of net sales, from $8.8 million, or 9.6% of net sales, in fiscal 2003. Administrative expenses were $7.4 million, a decrease to 7.2% of net sales, in fiscal 2004, as compared to $7.2 million, or 7.8% of net sales, in fiscal 2003. Income before taxes for the year ended March 31, 2004 was $1.7 million, a decrease of $0.3 million compared to fiscal 2003. For fiscal 2004, the Company reported net income of $1.0 million, or $0.02 per basic and diluted share, compared to net income of $1.2 million, or $0.02 per basic and diluted share, in fiscal 2003. For the year ended March 31, 2004, Mad Catz' EBITDA was $4.8 million compared to EBITDA of $4.9 million in fiscal 2003. A reconciliation of EBITDA to the Company's net income on a GAAP basis is included in the financial tables accompanying this release.
    Net sales for the fourth quarter ended March 31, 2004 were $21.1 million, compared to $21.6 million in the prior year fourth quarter. The decrease in sales is primarily attributable to the absence of international sales of PlayStation 2 ("PS2") memory cards in the fiscal 2004 fourth quarter, which represented approximately 17.0% of net sales in the fiscal 2003 fourth quarter. Gross profit for the quarter was $4.8 million, compared to $5.9 million in the prior year fourth quarter. Gross profit margin for the fiscal 2004 fourth quarter was strong at 22.9%. As previously announced, the fiscal 2003 fourth quarter gross profit margin, which was 27.2%, included the benefit of improved returned goods processing. Selling expenses in the fiscal 2004 fourth quarter were $1.6 million, or 7.8% of net sales, down from $3.4 million, or 15.5% of net sales, in the prior year fourth quarter. The reduction in selling expenses was primarily attributable to front-loaded cooperative advertising expenses in the fiscal 2003 fourth quarter related to new accounts. Administrative expenses in the fiscal 2004 fourth quarter were $1.6 million, or 7.7% of net sales, down from $2.0 million, or 9.2% of net sales, in the fiscal 2003 fourth quarter. Income before taxes for the quarter ended March 31, 2004 was $0.7 million, compared to a loss before taxes of $0.3 million in the fiscal 2003 fourth quarter. Mad Catz' fiscal 2004 fourth quarter net income increased to $0.5 million, or $0.01 per share on a basic and diluted basis, compared to $0.1 million, or break even per share on a basic and diluted basis, for the fiscal 2003 fourth quarter. EBITDA (defined as earnings before interest, taxes, depreciation and amortization) was $1.9 million in the quarter ended March 31, 2004, up from $0.5 million in the fiscal 2003 fourth quarter.

    Fiscal 2004 Fourth Quarter Highlights:

    -- Significant year-over-year gains in fiscal fourth quarter net income

    --  Successful cost containment efforts

    --  Continued sales growth

    -- U.S. net sales growth, a 17.7% increase over fiscal 2003 fourth quarter

    -- International net sales growth of 43.0% when excluding fiscal 2003 fourth quarter PS2 memory card sales

    --  Gross profit margin of 22.9 % for the quarter

    -- GameShark and Xploder game enhancement software sales were 8.9% of gross sales for the quarter

    Commenting on the results, Darren Richardson, President and CEO of Mad Catz Interactive, Inc., stated, "Exceeding $100 million in net sales marks an important milestone and sets a new benchmark. Our annual net sales growth of 11.4% is impressive when viewed against the backdrop of softer than expected industry sales in the critical holiday season and the lack of anticipated price cuts on PS2 and Xbox consoles.
    "It is also important to note that in fiscal 2003, approximately 17.4% of net sales were derived from the sale of PS2 memory cards under a licensing agreement with Sony, which expired domestically on December 31, 2001, and internationally on November 27, 2002. The fiscal 2004 fourth quarter represents the last full period in which Mad Catz will have comparisons with an earlier period that included PS2 memory card sales. Importantly, excluding PS2 memory card sales, net sales increased 34.0%, clearly outperforming the overall industry. This improvement resulted from our investments in new product streams such as GameShark and our direct sales expansion into the European market.
    "We are very pleased with our working capital and balance sheet management. At year-end, accounts receivable were up approximately $0.5 million from a year ago. Our management of inventories resulted in a $1.6 million decline from the year-ago period. Mad Catz' improved sales and close inventory and balance sheet management allowed us to reduce our bank debt by approximately $1.9 million, contributing to a reduction in interest expenses in the fourth quarter and for the full year.
    "We continue to examine all aspects of our expense base and the benefits can be seen in the reduction in selling and administrative expenses for the quarter. Last year promotional expenditures, especially in Europe, were front-loaded. As we moved through the year, spending normalized on an annualized basis and the impact is clearly evident when comparing selling expenses for the quarter. Because of higher expenditures in the preceding periods, fourth quarter expenditures were less than our annualized run rate.
    "Looking at fiscal 2005, we are well into the back-half of the current console life-cycle and approaching the transition to the next generation of consoles in 2005/2006. Using prior transitions as a guide, we expect continued sales growth at the same double-digit rates to be increasingly difficult to achieve. In anticipation, we have taken steps to challenge costs in all aspects of the business. The benefits of these initiatives are evident in our fourth quarter results and we believe will continue to drive additional cost reductions going forward. We intend to continue to grow our business while making targeted investments in people, infrastructure and intellectual property with a view toward driving profitable growth during the console transition.
    "Console price cuts, which were announced in March and May, make the consoles more attractive to mass-market consumers. These cuts combined with innovative new Mad Catz products and the following industry-events, should make fiscal 2005 an exciting year for Mad
Catz: the scheduled release of several highly-anticipated software titles; the launch of new video game systems including Nokia's N-Gage QD, Nintendo's Dual Screen and Sony's PSP; the emergence of wireless as a high growth category; and the continued growth in the European business. Additionally, we expect the console price reductions and the release of highly-anticipated 'AAA' software titles to be positive factors for GameShark sales.
    "On top of the industry and product catalysts, we believe Mad Catz' fiscal 2005 results will also benefit from the cost saving initiatives we began late in our fiscal fourth quarter. This year we intend to continue to emphasize leveraging our product design leadership, strong brands, and low-cost manufacturing to add new revenue streams to our distribution network. To that end, we are actively engaged in developing new products in the video game accessory space, adjacent categories, as well as additional content products. We are optimistic in our goals for these new initiatives this year, and are intent on pursuing a growth strategy that positions Mad Catz to take full advantage of the next console cycle. We remain committed to realizing the full potential of Mad Catz for the benefit of our shareholders and have executive, operating and marketing teams that are focused on delivering improved bottom line results."
    The Company will host a conference call and simultaneous webcast today, June 10, 2004, at 11:00 a.m. EDT. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company's Web site (www.madcatz.com, select "Investors") or for 2 days via telephone at 800/633-8284 (reservation # 21196255) or, for International callers, at 402/977-9140.

    About Mad Catz

    Mad Catz (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables, including the industry leading GameShark brand of video game enhancements. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

    Safe Harbor for Forward Looking Statements:

    This press release contains forward-looking statements about the Company's business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "should," "plan," "goal," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company's licenses; competitive developments affecting the Company's current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company's reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.


                      MAD CATZ INTERACTIVE, INC.
        Consolidated Statements Of Operations (unaudited, $US)

                   Three Months Ended          Twelve Months Ended
                        March 31,                   March 31,
               ---------------------------   -------------------------
                    2004          2003          2004          2003
                ------------  ------------   -----------  ------------
Net sales      $ 21,068,113  $ 21,642,358  $102,143,198  $ 91,657,866

Cost of sales    16,241,225    15,747,949    79,077,529    70,699,800
                ------------  ------------  ------------  ------------

Gross profit      4,826,888     5,894,409    23,065,669    20,958,066

Expenses (income):
  Selling
   expenses       1,640,225     3,359,917    11,017,684     8,800,655
  Administrative
   expenses       1,619,112     1,993,330     7,399,553     7,180,479
  Interest
   expense          295,263       516,315     1,330,276     1,757,860
  Depreciation
   and
   amortization     894,998       279,364     1,831,659     1,172,784
  Other income      (21,017)         (911)      (97,951)      (46,936)
  Foreign
   exchange
   (gain) loss     (308,608)       20,222       (90,887)       94,220
                ------------  ------------  ------------  ------------

                  4,119,973     6,168,237    21,390,334    18,959,062
                ------------  ------------  ------------  ------------

Income (loss)
 before income
 taxes              706,915      (273,828)    1,675,335     1,999,004

Income tax
 expense
 (benefit)          241,663      (370,696)      629,031       788,312
                ------------  ------------  ------------  ------------

Net income          465,252        96,868     1,046,304     1,210,692

Accumulated
 deficit,
 beginning of
 period         (15,322,527)  (16,000,447)  (15,903,579)  (17,114,271)
                ------------  ------------  ------------  ------------

Accumulated
 deficit, end
 of period     $(14,857,275) $(15,903,579) $(14,857,275) $(15,903,579)
                ============  ============  ============  ============

Net income per
 share:
   Basic       $       0.01  $       0.00  $       0.02  $       0.02
                ============  ============  ============  ============
   Diluted     $       0.01  $       0.00  $       0.02  $       0.02
                ============  ============  ============  ============

Weighted
 average number
 of common
 shares
 outstanding:
   Basic         53,438,540    53,206,719    53,286,248    53,070,890
                ============  ============  ============  ============
   Diluted       53,834,529    53,340,423    53,983,127    53,689,972
                ============  ============  ============  ============




                      MAD CATZ INTERACTIVE, INC.
                   Consolidated Balance Sheets ($US)
                              (unaudited)

                                              March 31,     March 31,
                                                2004          2003
                                            ------------  ------------
Assets

Current assets:
  Cash                                     $  1,728,233  $  1,234,104
  Accounts receivable                        17,039,082    16,530,226
  Inventories                                16,848,237    18,413,299
  Prepaid expenses and deposits               1,489,261     1,032,830
  Current portion of future income tax
   assets                                     2,764,722     3,030,550
  Income tax receivable                               -       598,137
                                            ------------  ------------
                                             39,869,535    40,839,146

Deferred financing fees                               -       238,649
Deferred tax assets                             281,504             -
Capital assets                                1,565,834     1,729,310
Intangible assets                             4,242,196     5,046,634
Goodwill                                     19,963,731    17,737,549
                                            ------------  ------------
                                           $ 65,922,800  $ 65,591,288
                                            ============  ============

Liabilities and Shareholders' Equity

Current liabilities:
  Bank loan                                $ 15,181,863  $ 17,076,993
  Accounts payable and accrued liabilities   13,713,250    16,004,283
  Accrued taxes payable                         971,136             -
                                            ------------  ------------
                                             29,866,249    33,081,276

Future tax liabilities                                -        85,829

Shareholders' equity:
  Capital stock                              45,956,790    45,793,085
  Cumulative translation adjustment           4,957,036     2,534,677
  Accumulated deficit                       (14,857,275)  (15,903,579)
                                            ------------  ------------
                                             36,056,551    32,424,183
                                            ------------  ------------

                                           $ 65,922,800  $ 65,591,288
                                            ============  ============




                      MAD CATZ INTERACTIVE, INC.
                       Supplementary Data ($US)
                              (unaudited)

Geographical Sales Data
The Company's sales and capital assets are attributable to the following countries:

                     Three Months Ended        Twelve Months Ended
                          March 31,                 March 31,
                  ------------------------- --------------------------
                       2004         2003          2004         2003
                   -----------  -----------  ------------  -----------
Sales
   United States  $17,334,684  $14,722,564  $ 81,433,621  $66,394,503
   International    2,649,870    5,526,691    14,065,590   20,752,447
   Canada           1,083,559    1,393,103     6,643,987    4,510,916
                   -----------  -----------  ------------  -----------
                  $21,068,113  $21,642,358  $102,143,198  $91,657,866
                   ===========  ===========  ============  ===========


EBITDA RECONCILIATION
EBITDA represents net income plus interest, taxes, depreciation and amortization.

                          Three Months Ended     Twelve Months Ended
                              March 31,               March 31,
                        ---------------------- -----------------------
                            2004       2003        2004        2003
                         ----------  ---------  ----------  ----------

   Net income           $  465,252  $  96,868  $1,046,304  $1,210,692

   Adjustments:
     Interest expense      295,263    516,315   1,330,276   1,757,860
     Income tax expense
      (benefit)            241,663   (370,696)    629,031     788,312
     Depreciation and
      amortization         894,998    279,364   1,831,659   1,172,784
                         ----------  ---------  ----------  ----------

   EBITDA               $1,897,176  $ 521,851  $4,837,270  $4,929,648
                         ==========  =========  ==========  ==========


    The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

    CONTACT: Jaffoni & Collins Incorporated
             Nathan Ellingson / Joseph Jaffoni, 212/835-8500
             email: mcz@jcir.com

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 10, 2004                              MAD CATZ INTERACTIVE, INC.


                                                  By:  /s/ Cyril Talbot III
                                                       -------------------------
                                                       Cyril Talbot III
                                                       Chief Financial Officer